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                             November 16, 2020

       Luca Fabbri
       Chief Financial Officer
       Farmland Partners Inc.
       4600 South Syracuse Street
       Suite 1450
       Denver, CO 80237-2766

                                                        Re: Farmland Partners
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 13,
2020
                                                            Form 8-K filed
November 9, 2020
                                                            File Nos. 001-36405

       Dear Mr. Fabbri:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Schedule III - Real Estate and Accumulated Depreciation, page F-39

   1. Please tell us how you complied with footnote 6 to Rule 12-28 of Regulation S-X, or tell us how you
determined it was not necessary to disclose the aggregate cost of your real estate assets for
Federal income tax purposes.
       Form 8-K filed November 9, 2020

       Exhibit 99.1
       Reconciliation of Non-GAAP Measures, page 6

   2. We note your presentation of net operating income. In future earnings releases, please include a
reconciliation of net operating income to net income. Refer to Item 10(e) of
 Luca Fabbri
Farmland Partners Inc.
November 16, 2020
Page 2
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameLuca Fabbri                             Sincerely,
Comapany NameFarmland Partners Inc.
                                                          Division of
Corporation Finance
November 16, 2020 Page 2                                  Office of Real Estate
& Construction
FirstName LastName